 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

KIEWIT ROYALTY TRUST
(Name of Subject Company)

Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP; Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2; and MacKenzie Patterson Fuller, LP
(Bidders)
UNITS OF BENEFICIAL INTEREST
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,389,677	$54.61

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,526,686 Shares at a purchase price equal to $0.55 per Share in cash.

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP; Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2 (collectively the “Purchasers”) to purchase up to 2,526,686 Units of beneficial interest (the “Units”)  in Kiewit Royalty Trust (the “Trust”), the subject company, at a purchase price equal to $0.55 per Unit, less the amount of any distributions declared or made with respect to the Units between January 11, 2007 (the “Offer Date”) and February 29, 2008 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 11, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date.  Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers.  MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Trust distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

The Trust had 861 holders of record owning an aggregate of 12,633,432 Units as of DECEMBER 31, 2006, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2006.  The Purchasers and their affiliates currently beneficially own 251,096 Units, or 1.99% of the outstanding Units.  The 2,526,686 Units subject to the Offer constitute 20% of the outstanding Units.  Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $1,389,677 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

The address of the Trust’s principal executive offices is 1700 Farnam Street, Omaha, Nebraska 68102, and its phone number is (402) 348-6000.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                       Exhibits.

(a)(1)	Offer to Purchase dated January 11, 2007

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Shareholders dated January 11, 2007
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                       Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                       January 11, 2007

Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:            /s/ Chip Patterson
Chip Patterson, Senior Vice President

Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2

By:            /s/ John G. Brant
John G. Brant, Trustee

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase dated January 11, 2007

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Shareholders dated January 11, 2007

(a)(4)	Form of advertisement in Investor’s Business Daily

Exhibit (a)(1)

OFFER TO PURCHASE FOR CASH 2,526,686
UNITS OF BENEFICIAL INTEREST OF KIEWIT ROYALTY TRUST
AT
$0.55 PER UNIT
by:
Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP; Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2
 (collectively the “Purchasers”)

THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC TIME, ON FEBRUARY 29, 2008, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire 2,526,686 Units of beneficial interest (the “Units”) in KIEWIT ROYALTY TRUST (the “Trust”).  The Purchasers are not affiliated with the Trust or its Trustee.  The Trustee of the Trust is U.S. Bank National Association (the “Trustee”). The Purchasers hereby offer to purchase 2,526,686 Units at a purchase price equal to $0.55 per Unit, less the amount of any distributions declared or made with respect to the Units between January 11, 2007 and February 29, 2008, or such other date to which this offer may be extended (the “Expiration Date”), in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”).  As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date.  Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.  The Trust had 861 holders of record owning an aggregate of 12,633,432 units as of December 31, 2006, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2006.  The Purchasers and their affiliates currently beneficially own 251,096 Units, or 1.99% of the outstanding Units.  The 2,526,686 Units subject to the Offer constitute 20% of the outstanding Units.  Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $1,389,677 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

Holders of Units (“Unit holders”) are urged to consider the following factors:

•
Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period.  The Trustee has given no indication when the Trust will be liquidating, if ever.  The terms of the Trust Indenture provide that the Trust will continue until net revenues fall below $1,000,000 for three consecutive years or until unit holders vote to terminate (subject to the “Rule Against Perpetutities” savings clause which limits the term of the trust to 21 years after the death of all members of the board of directors of the predecessor to the Trust, Peter Kiewit Sons’, Inc.; the Purchasers believe Walter Scott, Jr. was and is a director and is still alive).  Thus, the Trust could continue for well over 21 years or until the coal mine reserves are depleted sufficiently.

•
The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Trust with your tax return.  This may represent a reduction in costs associated with filing complicated tax returns.  Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

•
The Units are highly illiquid.  The Trustee stated in response to our last offer that “There is no active trading market in the Units and the Trust is not allowed to redeem or otherwise purchase Units from Unit holders.  Accordingly, holders of Units have few, if any, opportunities to monetize their Units.  The Offer, whether or not the offer price is fair, represents an opportunity for Unit holders to exit from an otherwise highly illiquid investment.” (See Schedule 14D-9 filed August 14, 2007, emphasis added).

•
Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Trust from operations or dispositions, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Trust.

•
The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units.  In establishing the purchase price of $0.55 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers’ objectives.  There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units.  Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Trust could have an estimated liquidation value of approximately $1.02 per Unit.  It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Trust’s royalties, and are not qualified to appraise royalties or coal mines.  Furthermore, there can be no assurance as to the timing or amount of any future Trust distributions, and there cannot be any assurance that the Purchasers’ estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

•
The Depositary, MacKenzie Patterson Fuller, LP, is an affiliate of certain of the Purchasers.  No independent party will hold securities tendered until the offer closes and payment is made.  Because there is no independent intermediary to hold the Purchasers’ funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid; however, neither the Depositary nor the Purchasers has any rights with respect to the Units prior to the Expiration Date and acceptance by the Purchasers for payment.  Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

•
The Offer allows Unitholders the option to sell 'All or None' of their Units, thereby allowing Unitholders the option to avoid proration if more than 2,526,686 Units are tendered. See Section 2—Acceptance for Payment and Payment for Units; Proration and Section 4—Withdrawal Rights; Automatic Withdrawal Option. The Purchasers may accept only a portion of the Units tendered by a Unitholder if a total of more than 2,526,686 Units are tendered and the Unitholder does not select the 'All or None' option.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED.  IF MORE THAN 2,526,686 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 2,526,686 UNITS FROM TENDERING UNITHOLDERS (WHO DO NOT ELECT THE 'ALL OR NONE' OPTION) ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN.  A UNIT HOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase prior to the Expiration Date, to terminate the Offer and not accept for payment any Units, and (iii) to amend the Offer in any respect prior to the Expiration Date.  Notice of any such extension, termination, or amendment will promptly be disseminated to Unit holders in a manner reasonably designed to inform Unit holders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).  In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

IMPORTANT

Any Unit holder desiring to tender any or all of such Unit holder’s Units should complete and sign the Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on purple paper) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson Fuller, LP (the “Depositary”), an affiliate of the Purchasers, at the address or facsimile number set forth below.

MacKenzie Patterson Fuller, LP
1640 School Street, Moraga, California 94556
Telephone: 800-854-8357; Facsimile: 925-631-9119
E-Mail Address: offers@mpfi.com

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-800-854-8357.
___________________________

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
___________________________

The Trust is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission (“Commission”) relating to its business, financial condition and other matters.  Such reports and other information are available on the Commission’s electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer.  Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

TABLE OF CONTENTS

SUMMARY TERM SHEET

The Purchasers are offering to purchase up to 2,526,686 Units for $0.55 per Unit in cash. The following are some of the questions that you, as a Unit holder of the Trust, may have and answers to those questions. The information in this summary is not complete, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

The offer to purchase your Units is being made jointly by Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP; Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2.  Each of the entity Purchasers is an investment fund managed or advised by MacKenzie Patterson Fuller, LP, a private, independent investment firm or its affiliate Sutter Capital Management, LLC.  None of these entities is affiliated with the Trust or its Trustee.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase up to 2,526,686 Units of beneficial interest, which are the “Units” issued to investors in the Trust.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $0.55 per Unit, net to you in cash, less the amount of any distributions declared or made with respect to the Units between January 11, 2007 and the date the Offer expires.  The Offer price would be reduced by the amount of distributions made or declared prior to the Expiration Date (none is expected in accordance with past practice).  Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers.  If you tender your Units to us in the Offer, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Units sought is purchased, the Purchasers’ capital commitment will be approximately $1,389,677.  The Purchasers have an aggregate of approximately $19 million in total assets at their disposal to fund payment to selling Unit holders.  The Purchasers currently have sufficient funded capital to fund all of their commitments under this Offer and all other tender offers they may be presently making.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate resources and no intention to take control of the Trust, other information concerning the Purchasers’ financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 11:59 p.m., Pacific Time, on February 29, 2008, to decide whether to tender your Units in the Offer.

WILL ALL OF THE UNITS I TENDER BE ACCEPTED BY THE PURCHASERS?

The Purchasers desire to purchase up to 2,526,686 Units.  If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 2,526,686, we will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 2,526,686 Units are so tendered and not withdrawn, we will accept for payment and pay for 2,526,686 Units so tendered, pro rata according to the number of Units so tendered, adjusted by rounding down to the nearest whole number of Units tendered by each Unit holder to avoid purchases of fractional Units, as appropriate.  However, you have the option to sell ‘All or None’ of your Units by checking the appropriate box on the Letter of Transmittal.  If you check that box, we will not purchase your Units if more than 2,526,686 Units are tendered, and you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Units; Proration and Section 4.  Withdrawal Rights.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern Time, on the day after the day on which the Offer was scheduled to expire. You can check our website at www.mpfi.com (click on MPF Tenders) to see if it has been extended, or check the SEC’s EDGAR database.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on a minimum number of Units tendered, the availability of financing, or the success of the offer.  However, we may not be obligated to purchase any Units if certain conditions occur, such as legal or government actions which would prohibit the purchase.  Furthermore, we are not obligated to purchase any Units which are validly tendered if, among other things, there is a material adverse change in the Trust or its business.  Please see the discussion in Section 13, Conditions of the Offer, for a description of all conditions.  Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

WHEN WILL YOU PAY ME FOR THE UNITS I TENDER?

Upon the Expiration of the Offer and our acceptance of the Units you tender, we will pay you upon confirmation that the Trustee will either transfer the Units or recognize the change of address for distributions and correspondence on the Units.

HOW DO I TENDER MY UNITS?

To tender your Units, you must deliver a completed Letter of Transmittal (printed on purple paper), to the Depositary at: MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, California 94556 (Telephone: 800-854-8357; Facsimile Transmission: 925-631-9119), no later than the time the Offer expires.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

You can withdraw previously tendered Units at any time until the Offer has expired and, if we have not agreed to accept your Units for payment by March 10, 2008, you can withdraw them at any time after such time until we do accept your Units for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED UNITS?

To withdraw Units, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Units.

WHAT DOES THE TRUST’S TRUSTEE THINK OF THE OFFER?

The Purchasers have not sought the approval or disapproval of the Trustee.  The Trustee may be expected to respond with the Trust’s position on the offer in the next two weeks.

WILL THE TRUST CONTINUE AS A PUBLIC COMPANY?

The Trust reported 861 holders of its outstanding Units as of the date of its most recent annual report.  If the total number of Unit holders is below 300, the Trust can elect to discontinue its status as a public reporting company.  Accordingly, it is possible that the Offer could result in the total number of Unit holders falling below the 300 holder level.  However, there has never been a public trading market for the Units and none is expected to develop, so the Trust’s status as a public company will not affect a trading market in the Units.  A change in the Trust’s status as a public company could reduce the information available to Unit holders about the Trust in the event the information required by the Trust Indenture is not as extensive as that provided in reports required to be filed by public companies under applicable rules of the Securities and Exchange Commission.  Further, such potential deregistration would result in the loss of the other protections afforded by registration.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY UNITS?

The Purchasers do not anticipate that Units held by non-tendering Unit holders will be affected by the completion of the offer.

WHAT ARE THE PURCHASERS’ FUTURE INTENTIONS CONCERNING THE TRUST?

The Purchasers have no present intention to seek control of the Trust or to change the management or operations of the Trust.  The Purchasers do not have any present intention to take action in connection with the liquidation of the Trust or with any extraordinary transaction concerning the Trust or its assets.  Although the Purchasers do not have any present intention to take any action with respect to management or control of the Trust, the Purchasers reserve the right, at an appropriate time, to exercise their rights as Unit holders to vote on matters subject to a Unit holder vote, including any vote affecting the sale of the Trust’s assets and the liquidation and dissolution of the Trust.  Thus, if the Purchasers purchase over 50% of the outstanding Units of the Trust (pursuant to this and any other tender offers and other purchases), they will be in a position to control the Trust by virtue of being able to remove and replace the Trustee, to cause the Trust to sell its assets, and to liquidate the Trust.

WHAT IS THE MARKET VALUE OF MY UNITS?

The Units do not have a readily ascertainable market value, and neither the Unit holders nor the Purchasers has any accurate means for determining the actual present value of the Units. According to the Trust, “There is no established public trading market for the Units.” (Annual Report on Form 10-K for the fiscal year ending December 31, 2006).  The Purchasers’ review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum (formerly The Partnership Spectrum), reported no trading prices on secondary markets during the 2nd Quarter 2007 and no trading prices on secondary markets in July/August 2007, respectively.  The American Partnership Board, another independent, third-party source, reported no trades in 3rd Quarter 2007.  The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange.  Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete.  Some of the Purchasers and their affiliates made a tender offer in July 2007 pursuant to which they purchased 251,096 Units at a price of $0.60 per Unit.  The Purchasers are unaware of any other recent trading prices.    Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Trust could have an estimated liquidation value of approximately $1.02 per Unit, or higher.  It should be noted, that the Purchasers have not made an independent appraisal of the Units or the Trust’s royalties, and are not qualified to appraise royalty interests in coal mines.  Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by Unit holders for the Units may not vary substantially from this estimate.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call MacKenzie Patterson Fuller, LP, toll-free, at 800-854-8357.

To the Unit holders of KIEWIT ROYALTY TRUST:

INTRODUCTION

The Purchasers hereby offer to purchase 2,526,686 Units at a purchase price of $0.55 per Unit (“Offer Price”), less the amount of any distributions declared or paid with respect to the Units between January 11, 2007, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer.  The Purchasers are unaware of any distributions declared or paid since January 11, 2007.  Unit holders who tender their Units will not be obligated to pay any transfer fees, or any other fees, expenses or commissions in connection with the tender of Units.  The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

For further information concerning the Purchasers, see Section 11 below and Schedule I.  None of the Purchasers or the Depositary is affiliated with the Trust or the Trust’s Trustee.  The address of the Trust’s principal executive offices is 1700 Farnam Street, Omaha, Nebraska 68102, and its phone number is (402) 348-6000

Unit holders are urged to consider the following factors:

•
Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period.  The Trustee has given no indication when the Trust will be liquidating, if ever.  The terms of the Trust Indenture provide that the Trust will continue until net revenues fall below $1,000,000 for three consecutive years or until unit holders vote to terminate (subject to the “Rule Against Perpetutities” savings clause which limits the term of the trust to 21 years after the death of all members of the board of directors of the predecessor to the Trust, Peter Kiewit Sons’, Inc.; the Purchasers believe Walter Scott, Jr. was and is a director and is still alive).  Thus, the Trust could continue for well over 21 years or until the coal mine reserves are depleted sufficiently.

•
The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Trust with your tax return.  This may represent a reduction in costs associated with filing complicated tax returns.  Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

•
The Units are highly illiquid.  The Trustee stated in response to our last offer that “There is no active trading market in the Units and the Trust is not allowed to redeem or otherwise purchase Units from Unit holders.  Accordingly, holders of Units have few, if any, opportunities to monetize their Units.  The Offer, whether or not the offer price is fair, represents an opportunity for Unit holders to exit from an otherwise highly illiquid investment.” (See Schedule 14D-9 filed August 14, 2007, emphasis added).

•
The Offer will provide Unit holders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales.  Unit holders may have a more immediate need to use the cash now tied up in an investment in the Units and may wish to sell them to the Purchasers.

•
Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Trust from dispositions or operations, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Trust.

•
The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units.  In establishing the purchase price of $0.55 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers’ objectives.  There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units.  Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Trust could have an estimated liquidation value of approximately $1.02 per Unit.  It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Trust’s royalties, and are not qualified to appraise coal mine royalties.  Furthermore, there can be no assurance as to the timing or amount of any future Trust distributions, and there can be no assurance that the Purchasers’ estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

•
The Depositary, MacKenzie Patterson Fuller, LP, is an affiliate of certain of the Purchasers.  No independent party will hold securities tendered until the offer closes and payment is made.  Because there is no independent intermediary to hold the Purchasers’ funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid; however, neither the Depositary nor the Purchasers has any rights with respect to the Units prior to the Expiration Date and acceptance by the Purchasers for payment.    Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

•
The Offer allows Unitholders the option to sell 'All or None' of their Units, thereby allowing Unitholders the option to avoid proration if more than 2,526,686 Units are tendered. See Section 2—Acceptance for Payment and Payment for Units; Proration and Section 4—Withdrawal Rights; Automatic Withdrawal Option. The Purchasers may accept only a portion of the Units tendered by a Unitholder if a total of more than 2,526,686 Units are tendered and the Unitholder does not select the 'All or None' option.

Establishment of the Offer Price

The Purchasers have set the Offer Price at $0.55 per Unit, less the amount of any distributions declared or made with respect to the Units between January 11, 2007 and the Expiration Date.  In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Units and the resulting lack of liquidity of an investment in the Trust; (ii) the estimated value of the Trust’s royalties; and (iii) the costs to the Purchasers associated with acquiring the Units.

The Trust made the following statements in its Annual Report on Form 10-K for the fiscal year ending December 31, 2006: “There is no established public trading market for the Units..” The lack of any public market for the sale of Units means that Unit holders have limited alternatives if they seek to sell their Units.  As a result of such limited alternatives for Unit holders, the Purchasers may not need to offer as high a price for the Units as they would otherwise.  On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Units upon consummation of the purchase.  The Purchasers’ review of independent secondary market reporting publications such as Stanger Report and The Direct Investments Spectrum (formerly The Partnership Spectrum), reported no trading prices on secondary markets during the 2nd Quarter 2007 and no trading prices on secondary markets in July/August 2007, respectively.  The American Partnership Board, another independent, third-party source, reported no trades in 3rd Quarter 2007.  The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange.  Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete.  Some of the Purchasers and their affiliates made a tender offer in July 2007 pursuant to which they purchased 251,096 Units at a price of $0.60 per Unit.   The Purchasers are unaware of any other recent trading prices.

The Purchasers are offering to purchase Units which are an illiquid investment and are not offering to purchase the Trust’s underlying assets.  The Purchasers’ valuation is based upon the sale of the assets of the Trust, but such assets may not be liquidated for an indefinite period of time.  Accordingly, the underlying asset value of the Trust is only one factor used by the Purchasers in arriving at the Offer Price.  However, in the absence of trading price information, the Purchasers’ estimate of the net asset value of the Trust may be relevant to Unit holders’ review of the Offer Price. Using publicly available information concerning the Trust contained in the Trust’s Annual Report on Form 10-K for the fiscal year ending December 31, 2006 and the quarterly reports for the quarters ended September 30, 2007, June 30, 2007, and March 31, 2007, the Purchasers derived an estimated net asset value for the Units.  The Purchasers are not qualified as royalty or coal mine appraisers and have relied solely on publicly available information in making their estimate of the value of the Trust’s assets.  The Purchasers’ estimated value of Trust assets was calculated solely for purposes of formulating their offer and cannot be relied upon as representing an amount which might actually be realized upon a liquidation of the Trust’s assets, whether now or at any time in the future.

In determining their estimated value of the Units, the Purchasers first calculated the “Estimated Net Sales Value” of the Trust’s investments.  The Estimated Net Sales Value was estimated to be three times the Trust’s net income from the quarter ended March 31, 2007, annualized.  The result reduced by 4% to take into account the estimated closing costs which would be incurred upon sale by the Trust of the royalties, including brokerage commissions, title costs, surveys, appraisals, legal fees and transfer taxes.  The net income was obtained from the Trust’s Form 10-Q for the first quarter ended March 31, 2007 (available on the Commission’s EDGAR system, at its internet web site at www.sec.gov, and available for inspection at the Commission’s principal office in Washington, D.C.).

The Purchasers believe that the multiple of net income is within a range of multiples currently employed in the marketplace for royalties of similar type, age, and quality.  The utilization of different multiples, however, could also be appropriate.  In this regard, Unit holders should be aware that the use of higher multiple would result in a higher Estimated Net Sales Value. The resulting Estimated Liquidation Value of the Trust’s assets was approximately $0.86 per Unit.  The Purchasers emphasize that this value was calculated by them solely for purposes of selecting an Offer Price.  There can be no assurance as to the actual liquidation value of Trust assets or as to the amount or timing of distributions of liquidation proceeds which may be received by Unit holders.  The Trust has not announced any pending offer to purchase its assets.  Accordingly, there can be no assurance as to the availability or timing of any liquidation proceeds.  Details on our analysis of the Estimated Valuation per Unit based upon this information is given below:

Gross valuation of Trust royalties	$13,454,636
Less: Selling Costs at 4%	($538,185)
Estimated net valuation of your Trust	$12,918,913
Total number of units	12,633,432
Estimated valuation per unit	$1.02

The Offer Price represents the price at which the Purchasers are willing to purchase Units.  The Purchasers arrived at the $0.55 Offer Price by applying a liquidity discount to their calculations of Estimated Liquidation Value of the Trust’s assets, after deducting selling and liquidation costs.  The Purchasers apply such a discount with the intention of making a profit by holding on to the Units until the Trust is liquidated, hopefully at close to the full Estimated Liquidation Value.  No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness.  Other measures of the value of the Units may be relevant to Unit holders.  Unit holders are urged to consider carefully all of the information contained herein and consult with their own advisers, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender.

The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers.  Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 2,526,686 Units pursuant to this Offer, may consider future offers.  Factors affecting the Purchasers’ future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund’s portfolio of interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Trust’s operations, announcement of pending sales and the proposed terms of sales, and local and national and financial market developments and trends.

General Background Information

Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Trust or the Trustee, has been derived from information provided in reports filed by the Trust with the SEC.

Tendering Unit holders will not be obligated to pay transfer fees, brokerage fees, or commissions on the sale of the Units to the Purchasers pursuant to the Offer.  The Purchasers will pay all charges and expenses incurred in connection with the Offer.  The Purchasers desire to purchase up to 2,526,686 Units.  If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 2,526,686, we will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 2,526,686 Units are so tendered and not withdrawn, we will accept for payment and pay for 2,526,686 Units so tendered, pro rata according to the number of Units so tendered, adjusted by rounding down to the nearest whole number of Units tendered by each Unit holder to avoid purchases of fractional Units, as appropriate.  However, you have the option to sell ‘All or None’ of your Units by checking the appropriate box on the Letter of Transmittal.  If you check that box, we will only purchase your Units if we can purchase all of your Units; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Units; Proration and Section 4.  Withdrawal Rights.

If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

Unit holders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

TENDER OFFER

Section 1.  Terms of the Offer.  Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase.  The term “Expiration Date” shall mean 11:59 p.m., Pacific Time, on February 29, 2008, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

The Offer is conditioned on satisfaction of certain conditions.  See Section 13, which sets forth in full the conditions of the Offer.  The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions.  If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unit holders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer.  Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Units upon confirmation that the Trustee will either transfer the Units or recognize the change of address for distributions and correspondence on the Units, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Units following expiration.

The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.  However, by so doing, you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder.

Section 2. Acceptance for Payment and Payment for Units Acceptance for Payment and Payment for Units; Proration. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date and upon confirmation that the Trustee will either transfer the Units or recognize the change of address for distributions and correspondence on the Units.  In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

The Purchasers desire to purchase up to 2,526,686 Units.  If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 2,526,686, we will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 2,526,686 Units are so tendered and not withdrawn, we will accept for payment and pay for 2,526,686 Units so tendered, pro rata according to the number of Units so tendered, adjusted by rounding down to the nearest whole number of Units tendered by each Unit holder to avoid purchases of fractional Units, as appropriate.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date.  The Purchasers will not pay for any Units tendered until after the final proration factor has been determined.

Unitholders may indicate, by checking a box on the Letter of Transmittal (the 'All or None' Box), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. See Section 4—Withdrawal Rights. If more than 2,526,686 Units have been properly tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked.

For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers’ acceptance for payment of such Units pursuant to the Offer.  Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unit holders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unit holders.

Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

If any tendered Units are not purchased for any reason (other than due to proration as described above), the Letter of Transmittal with respect to such Units not purchased will be of no force or effect.  If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers’ rights under Section 13, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units and such Units may not be withdrawn (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the Units deposited by or on behalf of the Unit holder promptly after the termination or withdrawal of a tender offer), except to the extent that the tendering Unit holders are entitled to withdrawal rights as described in Section 4.

If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Section 3. Procedures for Tendering Units.

Valid Tender.  For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on purple paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date.  A Unit holder may tender any or all Units owned by such Unit holder.

In order for a tendering Unit holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 11:59 p.m., Pacific Time, on February 29, 2008, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit holder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding.  To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unit holder must provide the Depositary with such Unit holder’s correct taxpayer identification number and make certain certifications that such Unit holder is not subject to backup federal income tax withholding.  Each tendering Unit holder must insert in the Letter of Transmittal the Unit holder’s taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal.  The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above.  (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding.  To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Trust liabilities allocable to each Unit tendered, each Unit holder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unit holder’s taxpayer identification number and address and that the Unit holder is not a foreign person.  (See the Instructions to the Letter of Transmittal and “Section 6. Certain Federal Income Tax Consequences.”)

Other Requirements.  By executing a Letter of Transmittal as set forth above, a tendering Unit holder irrevocably appoints the designees of the Purchasers as such Unit holder’s proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unit holder’s rights with respect to the Units tendered by such Unit holder and accepted for payment by the Purchasers.  Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment.  Upon such acceptance for payment, all prior proxies given by such Unit holder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective).  The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unit holder as they in their sole discretion may deem proper at any meeting of Unit holders, by written consent or otherwise.  In addition, by executing a Letter of Transmittal, a Unit holder also assigns to the Purchasers all of the Unit holder’s rights to receive distributions from the Trust with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding.  The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers’ counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit holder, and the Purchasers’ interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding.  Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit holder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unit holder’s representation and warranty that (i) such Unit holder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4.  Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unit holders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain “short” positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of interests such as the Units, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights.  Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after March 10, 2008.

For withdrawal to be effective a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal.  Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers’ rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unit holders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding.  Neither the Purchasers, nor the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer.  Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Automatic Withdrawal Option. Unitholders may indicate, by checking a box on the Letter of Transmittal (the 'All or None Box'), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If at any time during the day of the Expiration Date more than 2,526,686 Units have been properly tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will deem all Units from Unitholders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur.  Unitholders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Letter of Transmittal with their preferred election, in the manner described in Section 3 herein.

Section 5. Extension of Tender Period; Termination; Amendment.  The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to terminate the Offer and not accept for payment any Units by giving oral or written notice of such termination to the Depositary, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary prior to the Expiration Date.  Any extension, termination, or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act.  Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a press release.  The Purchasers may also be required by applicable law to disseminate to Unit holders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.  The Purchasers will not provide a subsequent offering period following the Expiration Date.

If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers’ rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may be withdrawn to the extent tendering Unit holders are entitled to withdrawal rights as described in Section 4 (generally, if notice of withdrawal is given to the Depositary prior to the Expiration Date).  However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer, except that the Purchasers may delay payment until they receive confirmation that the Trustee will either transfer the Units or recognize the change of address for distributions and correspondence on the Units.

If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.  The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information.  With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response.  As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, Pacific Time.  Any material change in the terms of the Offer will be published, sent, or given to you in a manner reasonably designed to inform you of such change; in most cases we will mail you supplemental materials.

Section 6. Material Federal Income Tax Consequences.  The following summary of federal income tax consequences is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change or different interpretation at any time, possibly with retroactive effect. Subsequent changes in such authorities may cause the federal income tax consequences to vary substantially from the consequences described below. No attempt has been made in the following summary to comment on all federal income tax matters affecting the Trust or Unit holders. Each Unit holder is urged to consult its own tax advisor as to the particular tax consequences to it of the ownership and disposition of Units, including the applicability of any U.S. federal income, federal estate or gift, state, local and foreign tax laws, changes in applicable tax laws and any pending or proposed legislation.  All references to “Unit holders” are to beneficial owners of the Units. It is assumed for purposes of this discussion that the Trust is classified as a grantor trust for federal income tax purposes and not an association taxable as a business entity. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular taxpayer in light of its personal investment circumstances. This summary does not address the effect of the U.S. federal alternative minimum, estate or gift tax laws or the tax considerations arising under the law of any state, local or foreign jurisdiction. Moreover, this discussion does not address Unit holders subject to specialized tax treatment.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for federal income tax purposes) is a beneficial owner of Units, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A Unit holder that is a partnership, and the partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning, and disposing of Units.

Tendering Unit Holders.  Each tendering Unit holder will be treated, for federal income tax purposes, as having disposed of an undivided interest in each of the assets of the Trust. As a result, each tendering Unit holder will recognize gain or loss, for federal income tax purposes, measured by the difference between the amount realized on the sale and the Unit holder’s tax basis in the Unit sold. A Unit holder’s tax basis in its Units will generally include its allocable share of the debts of the Trust, if any, at the time that the Unit holder acquired its Units, and such tax basis must be reduced, but not below zero, by any depletion deductions that the Unit holder has been allowed. A Unit holder’s amount realized will generally include an allocable share of the debts of the Trust, if any, at the time the Units are sold. The character of the gain or loss as ordinary income or loss or as capital gain or loss will be determined by reference to the royalty interests, rather than by reference to the Units (with the result, inter alia, that the depletion recapture rules will generally require a Unit holder to recharacterize, as ordinary income, any capital gain recognized in connection with the sale of Units, but not in excess of the depletion deductions previously allowed to the Unit holder that were applied to reduce tax basis). A tendering Unit holder who has been allowed a tax credit pursuant to former section 29 of the Code will not have to recapture as ordinary income any amount previously allowed as such a credit. Any gain or loss on Units tendered by a Unit holder who is not a dealer with respect to such Units and who has a holding period for such Units of more than one year would be long-term capital gain or loss, except to the extent of any depletion recapture (as described above). Long-term capital gains of individuals, estates and trusts are, under current law, generally taxed at a maximum rate of 15%. If a noncorporate Unit holder has held Units for 12 months or less, any capital gain recognized on the tender of such Units would be short-term capital gain which is subject to tax at ordinary income rates. Capital gains of corporate taxpayers are generally taxed at ordinary income rates. A tendering Unit holder’s ability to deduct capital losses is subject to certain limitations.

In general, income, gain, loss, deduction and credits attributable to the assets of the Trust will be taken into account by Unit holders consistent with their method of accounting and without regard to the accounting method employed by the Trust. The Trust allocates items of income, gain, loss, deduction and credits to Unit holders based on record ownership at the quarterly record dates. It is possible that the IRS could disagree with this allocation method and could assert that income and deductions of the Trust should be determined and allocated on a daily or prorated basis, which could require adjustments to the tax returns of the Unit holders affected by the issue and result in an increase in the administrative expense of the Trust in subsequent periods. It is also possible that the IRS would take the position that a portion of the proceeds from a sale of the Units is ordinary income to the extent of any accrued Trust income at the time of the sale allocable to the Units sold, but which has not been distributed to the tendering Unit holder. Unit holders may be required to file IRS Form 8271 in connection with their ownership and/or tender of Units.

Backup Withholding and Information Reporting.  The proceeds from a disposition of Units may be subject to information reporting and U.S. federal backup withholding tax if the Unit holder thereof is a noncorporate taxpayer and fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against the Unit holder’s U.S. federal income tax liability.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. UNIT HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OFFER, INCLUDING THE EFFECTS OF FEDERAL, STATE AND LOCAL TAX CONSEQUENCES THEREOF.

Section 7. Effects of the Offer.

Resales.  The Purchasers do not believe the provisions of the Trust Indenture should restrict transfers of Units pursuant to the Offer.

Effect on Trading Market.  If a substantial number of Units are purchased pursuant to the Offer the result would be a reduction in the number of Unit holders.  Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units and none is expected to develop.  Therefore, the Purchasers do not believe a reduction in the number of Unit holders will materially further restrict the Unit holders’ ability to find purchasers for their Units through secondary market transactions.

Voting Power of Purchasers.  If the Purchasers acquire a significant number of the Units sought hereunder could give the Purchasers a controlling voting interest in matters subject to a Unit holder vote. The Trust does not hold annual or regular meetings to elect directors, and does not have a representative board of directors overseeing management.  Votes of Unit holders would only be solicited, if ever, for matters affecting the fundamental structure of the Trust, such as the sale of the royalties and termination of the Trust, and the affirmative vote of more than 50% of the outstanding Units (not a mere quorum) is required to effect such actions.  The Purchasers and their affiliates do not intend to call for any such vote in the foreseeable future.  A Unit holder who tenders Units to the Purchasers grants a proxy to the Purchasers as of the date of acceptance of the tender, granting the Purchasers the right to vote such Units in their sole discretion as to any matters for which the Trust has established a record date prior to the time such.  Units are transferred by the Trust to the Purchasers.  The Purchasers reserve the right to exercise any and all rights they might hold in the event that any vote is called by the Trustee, or if, in the future, changes in circumstances would dictate that they or other Unit holders exercise their right to call a vote. Thus, if the Purchasers purchase over 50% of the outstanding Units of the Trust (pursuant to this and any other tender offers and other purchases), they will be in a position to control the Trust by virtue of being able to remove and replace the Trustee, to cause the Trust to sell its assets, and to liquidate the Trust.

Other Potential Effects.  The Units are registered under the Exchange Act, which requires, among other things that the Trust furnish certain information to its Unit holders and to the Commission and comply with the Commission’s proxy rules in connection with meetings of, and solicitation of consents from, Unit holders.  Registration and reporting requirements could be terminated by the Trust if the number of record holders falls below 300, or below 500 if the Trust’s total assets are below $10 million for three consecutive preceding fiscal years.  The Trust reported a total of 861 Unit holders as of its most recent fiscal year end, but the Purchasers are offering to purchase up to 2,526,686 Units.  Accordingly, it is possible that the Offer could result in the total number of Unit holders falling below the foregoing 300 holder level.  As disclosed by the Trust in its public reports, however, there has never been a public trading market for the Units and none is expected to develop, so the Trust’s status as a public company will not affect a trading market in the Units.  A change in the Trust’s status as a public company could reduce the information available to Unit holders about the Trust in the event the information required by the Trust Indenture is not as extensive as that provided in reports required to be filed by public companies under applicable rules of the Securities and Exchange Commission.

Section 8.  Future Plans.  Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units.  Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate.  Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.  The Purchasers are seeking to purchase a total of 2,526,686 Units.  If the Purchasers acquire fewer than 2,526,686 Units pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Units pursuant to one or more future tender offers at the same price, a higher price or, if the Trust’s circumstances change, at a lower price.  Alternatively, the Purchasers may discontinue any further purchases of Units after termination of the Offer, regardless of the number of Units purchased.  The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers.  Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 2,526,686 Units in this Offer, may consider future offers.  Factors affecting the Purchasers’ future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund’s portfolio of interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Trust’s operations, announcement of pending sales and the proposed terms of sales, and local and national and financial market developments and trends.

            The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the Trust or to change the management or operations of the Trust. The Purchasers do not have any present intention to take any action in connection with the liquidation of the Trust. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as Unit holders to vote on matters subject to a Unit holder vote, including, but not limited to, any vote to affecting the sale of the Trust’s royalties and the liquidation and dissolution of the Trust.  Except as expressly set forth herein, the Purchasers have no present intention to seek control of the Trust, to cause the Trust to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of any Trust, to make any change in the distribution policies, indebtedness or capitalization of any Trust or to change the structure, management or operations of the Trust, the listing status of the Units or the reporting requirements of the Trust.  However, if the Purchasers purchase over 50% of the outstanding Units of the Trust (pursuant to this and any other tender offers and other purchases), they will be in a position to control the Trust by virtue of being able to remove and replace the Trustee, to cause the Trust to sell its assets, and to liquidate the Trust.

Section 9. The Business of the Trust.  For information about the Trust, please refer to the annual report prepared by the Trust which was sent to you earlier, particularly Item 2 of Form 10-K, the Quarterly Reports on Form 10-Q, and any other materials sent to you by the Trust.  These documents contain updated information concerning the Trust, including detailed information regarding the royalties and coal mines owned. In addition, the Trust is subject to the information and reporting requirements of the Exchange Act and information about the Trust can be obtained on the Commission’s EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission’s principal office in Washington, D.C.

Section 10. Conflicts of Interest.  The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer.  The Depositary’s role is administrative only, however, and any conflict of interest should not be deemed material to Unit holders.

Section 11. Certain Information Concerning the Purchasers.  The Purchasers are Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP; Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2.  For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business of each of the Purchasers is investment in securities, particularly real estate-based securities.  The principal business address of each of the Purchasers is 1640 School Street, Moraga, California 94556, except Mary R. Bellamy Charitable Trust Nos. 1 and 2, whose addresses are 710 Kipling Street, Suite 305, Lakewood, CO 80215.

The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers.  The Purchasers are not public companies and have not prepared audited financial statements or financial statements prepared in accordance with generally accepted accounting principles.  MacKenzie Patterson Fuller, LP and its affiliates have been in the business of purchasing illiquid securities, both in open market transactions and by means of tender offers, since 1982 and have acquired more than $170 million in such securities for affiliated portfolios during the last ten years.  The Purchasers have aggregate assets that are more than sufficient to fund their collective obligation to purchase Units in this Offer and any other outstanding tender offers.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Trust, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Trust or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Trust or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. .

Section 12. Source of Funds.  The Purchasers expect that approximately $1,389,677 would be required to purchase 2,526,686 Units, if tendered, and an additional $20,000 may be required to pay related fees and expenses.  The Purchasers anticipate funding all of the purchase price and related expenses through their existing capital and assets.  The cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose.  Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer.  Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date.  As of the Offer Date, the Purchasers are unaware of any such required authorizations, approvals, or waiting periods relating to this Offer.

The Purchasers shall not be required to accept for payment or pay for any Units and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(a)  a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Trust’s Unit holders, (iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer (see the discussion of such benefits in the Summary Term Sheet and Introduction sections of the Offer to Purchase) or (v) materially adversely affect the business, royalties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Trust, in the reasonable judgment of the Purchasers;

(b)  there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c)  any change or development shall have occurred or been threatened since the date hereof, in the business, royalties, assets, liabilities, financial condition, operations, results of operations or prospects of the Trust, which, in the reasonable judgment of the Purchasers, is or will be materially adverse to the Trust, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or will have a material adverse effect on the value of the Units;

(d)  there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(e)  it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a “group” within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time prior to the Expiration Date in their sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition.  However, if we waive a certain condition for one tendering Unitholder, we will waive that condition for all Unitholders tendering Units.  Any determination by the Purchasers concerning the events described above will be final and binding upon all parties, subject, of course, to the parties’ ability to seek review of any contested determination by an arbitrator pursuant to Section 16.

Section 14. Certain Legal Matters.

General.  Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer.  Should any such approval or other action be required, it is the Purchasers’ present intention that such additional approval or action would be sought.  While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Trust’s business, or that certain parts of the Trust’s business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder.  The Purchasers’ obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust.  The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

Margin Requirements.  The Units are not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws.  A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein.  These laws are directed at the acquisition of corporations and not Trusts.  The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right.  If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer.  In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

Section 15. Fees and Expenses.  The Purchasers have retained MacKenzie Patterson Fuller, LP, an affiliate of certain Purchasers, to act as Depositary in connection with the Offer.  The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.  The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous.  THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.  THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Further, by tendering your Units, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

January 11, 2007

Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP; Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2

SCHEDULE I

THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

The Purchasers are Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP; Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2.  Each of the entity Purchasers is organized as a limited liability company or limited partnership.  The Manager of each of the limited liability company Purchasers and the general partner of each of the limited partnership Purchasers is MacKenzie Patterson Fuller, LP or its affiliate Sutter Capital Management, LLC, except Mary R. Bellamy Charitable Trust Nos. 1 and 2, whose trustees are John G. Brant and Thomas E. Zanecchia.  The names of the directors and executive officers of MacKenzie Patterson Fuller, LP are set forth below.  Sutter Capital Management, LLC is wholly owned by MPF Advisers, LP, an affiliate of MacKenzie Patterson Fuller, LP.  The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms.  Other than the foregoing, the Purchasers’ relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Units among them in such manner and proportions as they may determine in the future.  Each of the entities is organized in California.  The Purchasers intend, if the Offer is fully subscribed, to allocate the Units among themselves as follows:  5.0%, 5.0%, 36.0%, 36.0%, and 18.0%.  We will determine modifications to this allocation based upon the number of Units tendered.  Priority is given to Purchasers which already hold Units, then to Purchasers which raised capital first, then to the remaining Purchasers in equal shares.  Units will be allocated according to this priority until the maximum number of Units listed above are allocated to Purchasers within a given priority, then Units will be allocated similarly among Purchasers in the next level of priority, until all Units are allocated.

MacKenzie Patterson Fuller, LP

The names of the directors and executive officers of MacKenzie Patterson Fuller, LP are set forth below.  Each individual is a citizen of the United States of America.  The principal business address of MacKenzie Patterson Fuller, LP, each Purchaser, and each individual is 1640 School Street, Moraga, California 94556, and the business telephone number for each is 925-631-9100.  The general partner is BC-GP, Inc., a California corporation owned by the limited partners.

C.E. Patterson is President and a director of MacKenzie Patterson Fuller, LP, which acts as manager and general partner of a number of real estate investment vehicles, and has served in those positions since January 1989.  In 1981, Mr. Patterson founded Patterson Financial Services, Inc. (now MPF Advisers, LP), a registered investment adviser (“MPFA”), with Berniece A. Patterson, as a financial planning firm, and he has served as its President since that date.  Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982.  As President of MPFA, Mr. Patterson is responsible for all investment counseling activities.  He supervises the analysis of investment opportunities for the clients of the firm.  Mr. Patterson previously served as president of Host Funding, Inc., an owner of lodging properties, from December 1999 through 2003.  Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., a closely held real estate investment company.  Mr. Patterson, through his affiliates, manages a number of investment and real estate companies.

Berniece A. Patterson is a director of MacKenzie Patterson Fuller, LP and has served in that capacity since January 1989.  In 1981, Ms. Patterson and C.E. Patterson established MPFA.  She has served as Chair of the Board and Secretary of MPFA since that date.  Her responsibilities with MPFA include oversight of administrative matters and monitoring of past projects underwritten by MPFA.  Since October 1990, Ms. Patterson has been responsible for the day-to-day operations of two nursing homes and over 200 employees.

Glen W. Fuller became senior vice president and a director of MacKenzie Patterson Fuller, LP in May 2000.  Since 2004 he has been a director and vice president of MPFA.  Prior to becoming senior vice president, from August 1998 to April 2000, he was with MacKenzie Patterson Fuller, LP as a portfolio manager and research analyst.  From December 1999 to 2003, Mr. Fuller served as an officer and director of Host Funding, Inc.  Prior to joining MacKenzie Patterson Fuller, LP, from May 1996 to July 1998, Mr. Fuller ran the over-the-counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks.  Mr. Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities, a registered broker dealer.  Mr. Fuller was formerly a NASD-registered options principal and registered bond principal, and he held his NASD Series 7, general securities license (now inactive).  Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Chip Pattersonis senior vice president, general counsel, and a director of the MacKenzie Patterson Fuller, LP   Since 2004 he has been a director and vice president of MPFA.  Prior to joining MacKenzie Patterson Fuller, LP in July 2003, he was a securities and corporate finance attorney with the national law firm of Davis Wright Tremaine LLP from August 2000 to January 2003.  From August 1997 to May 2000 he attended the University of Michigan Law School, where he graduated magna cum laude with a Juris Doctor Degree. Prior to law school, Chip Patterson taught physics, chemistry, and math at the high school level for three years, from June 1994 to June 1997.  He graduated with high distinction and Phi Beta Kappa from the University of California at Berkeley with a Bachelor of Arts Degree in Political Science.  He also has prior experience in sales, retail, and banking.

Christine Simpson is senior vice president of MacKenzie Patterson Fuller, LP and MPFA and is responsible for the day-to-day management of research and securities purchases and sales on behalf of the entities managed by MacKenzie Patterson Fuller, LP  Ms. Simpson has served in that position since January 1997; from January 1994 until her promotion to vice president, she was a research analyst with MacKenzie Patterson Fuller, LP  She joined MacKenzie Patterson Fuller, LP as an administrative assistant in July 1990. Ms. Simpson received her Bachelor of Arts degree in Management from Saint Mary’s College of California in May 2005 and her Master of Science in Financial Analysis and Investment Management from Saint Mary’s College of California in October 2006.

Robert E. Dixon is senior vice president and a director of MPFA and MacKenzie Patterson Fuller, LP and served as an officer and director of Sutter Holding Company, Inc. from March 2002 to October 2006.  Mr. Dixon received his Bachelor’s degree in economics from the University of California at Los Angeles in 1992.  He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994.  From October 1994 to June, 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst.  Mr. Dixon became a Chartered Financial Analyst in 1996, and received his Master of Business Administration degree from Cornell University in 1998.  In July of 1998 he began buying and selling securities for his own account and those of the entities he controlled, and he was principally engaged in that activity until May 2005, when he rejoined MPFA.  Mr. Dixon was a registered representative of North Coast Securities from 1994 through 1997.

Andrea K. Meyer is vice president of Trading and Portfolios for MPFA and MacKenzie Patterson Fuller, LP  As vice president of Trading and Portfolios, Ms. Meyer is responsible for handling the day-to-day operations of the trading department.  She graduated from St. Mary’s College of California in 1997 with a Bachelor of Science in Business Administration with a concentration in Finance and a Minor in Accounting.  Prior to joining MPFA in 1998, she worked for a year for State Street Bank and Trust, one of the leading financial services specialists worldwide, as a portfolio accountant.

Mary R. Bellamy Charitable Trust Nos. 1 and 2

The trustees of the Mary R. Bellamy Charitable Trust Nos. 1 and 2 are John G. Brant and Thomas E. Zanecchia.  Both trusts were formed for charitable purposes on September 15, 1997.  Mr. Brant has over 28 years of experience in the structure, analysis, and management of alternative and illiquid investments.  An accounting graduate from the University of Oklahoma, Mr. Brant received his J.D. from the University of Texas and worked with the IRS until joining the Golden, Colorado law firm of Bradley, Campbell & Carney in 1975.  In 1983, Mr. Brant founded his own firm, which evolved into Brant, Stevens & Graf. In 2002, Mr. Brant co-founded Branzan Investment Advisors, Inc., an alternative investment manager.

Mr. Zanecchia is the other co-founder of Branzan Investment Advisors, Inc..  He is also President of Wealth Management Consultants, Inc., (WMC), a financial, investment, and tax consulting firm whose clientele are primarily high net worth individuals and families.  He has a BS in Commerce from the University of Virginia, a Masters in Business Administration from the Wharton School at the University of Pennsylvania, and 31 years experience in the investment field.

Exhibit (a)(2)

LETTER OF TRANSMITTAL

To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date.  Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Unit holder. Please use the pre-addressed, postage-paid envelope provided.  This Letter of Transmittal is to be completed by holders of Units of beneficial interest in KIEWIT ROYALTY TRUST (the “Trust”), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the same meanings as in the Offer to Purchase.

11170 Name: ____________________________________ Address: __________________________________ City, State, ZIP: ____________________________ Units Owned: ______________________________	THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC TIME, ON FEBRUARY 29, 2008 (THE “EXPIRATION DATE”) UNLESS EXTENDED.
	Deliver to:	MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556
	For Assistance:	(800) 854-8357
	Facsimile:	(925) 631-9119
	E-Mail Address:	offers@mpfi.com
(PLEASE INDICATE CHANGES OR CORRECTIONS TO THE ADDRESS IN THE BOX TO THE LEFT)

PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS
To whom it may concern:
The undersigned hereby tenders to Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP; Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2 (collectively the “Purchasers”) all of the Units of beneficial interest (“Units”) in the Trust held by the undersigned as set forth above (or, if less than all such Units, the number set forth below in the signature box), at a purchase price equal to $0.55 per Unit, less the amount of any distributions made or declared with respect to the Units between January 11, 2007 and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2007 (the “Offer to Purchase”) and in this Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”).  Receipt of the Offer to Purchase is hereby acknowledged.  The undersigned  recognizes that, if more than 2,526,686 Units are validly  tendered  prior to or on the  Expiration  Date and not properly withdrawn, the Purchasers will, upon the terms of the Offer, accept for payment from among those Units tendered prior to or on the Expiration Date 2,526,686 Units on a pro rata  basis,  with adjustments  to avoid  purchases of certain fractional  Units,  based upon the number of Units validly tendered prior to the Expiration Date and not withdrawn.Subject to and effective upon acceptance for payment of any of the Units tendered hereby, the undersigned sells, assigns, and transfers to, Purchasers all right, title, and interest in and to such Units which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Units and transfer ownership of such Units, on the books of the Trust, together with all accompanying evidences of transfer and authenticity, to the Purchasers and, upon acceptance of the tender of such Units by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. Upon the purchase of any Units tendered hereby, the undersigned hereby requests that each of the Purchasers be admitted to the Trust as a “Certificate Holder” under the terms of the Trust Indenture of the Trust.  Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective).  In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchasers all of the undersigned’s rights to receive distributions from the Trust with respect to Units which are purchased pursuant to the Offer, other than distributions declared or paid through the Expiration Date and to change the address of record for such distributions on the books of the Trust. Upon request, the Seller will execute and deliver, and irrevocably directs any custodian to execute and deliver, any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer, and purchase of such Units.

The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby and has full power and authority to validly tender, sell, assign, and transfer the Units tendered hereby, and that when any such Units are purchased by the Purchasers, the Purchasers will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim.  Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer, and purchase of Units tendered hereby.  The undersigned understands that a tender of Units to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of distribution address to MacKenzie Patterson Fuller, LP at 1640 School Street, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchasers.  All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in the Offer to Purchase, this tender is irrevocable.

Arbitration Agreement: Purchaser and Seller agree that any dispute, claim, or controversy arising out of or related to this agreement or a purchase of Units shall be resolved by binding arbitration in San Francisco, California before a retired judge.  The arbitration shall be administered by JAMS pursuant to its Arbitration Rules and Procedures (“Rules”).  If one party fails to respond within twenty days after the other party mails a written list of arbitrators by either agreeing to one of the proposed arbitrators or suggesting three or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list and JAMS shall then appoint that arbitrator to preside over the arbitration.  If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the Rules.   Where reasonable, the arbitrator shall schedule the arbitration hearing within four months after being appointed.  The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues.  The arbitrator's decision will be final and binding upon the parties.  A judgment upon any award may be entered in a court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS fees; provided that, in the award, the prevailing party shall be entitled to recover all of its costs and expenses, including reasonable attorneys' fees and costs, arbitrator fees, JAMS fees and costs, and any attorneys' fees and costs incurred in compelling arbitration.  The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations.  This agreement will be interpreted, construed, and governed according to federal securities laws and the laws of the State of California; provided that all matters relating to arbitration shall be governed by the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.).
BOX A -- Medallion Signature Guarantee—PLEASE DO NOT USE FOR ANY OTHER PURPOSE (MPF WILL OBTAIN FOR YOU)
X
(Signature of Owner)                                                     Date
X
(Signature of Owner)                                                     Date
Taxpayer I.D. or Social #
Telephone No.                                (day)
            (eve.)
_________ Units    [  ] SELL ALL OR NONE (check this box if you wish to sell your Units ONLY if ALL your Units will be purchased).

Please sign exactly as your name is printed (or corrected) above, and insert your Taxpayer Identification Number or Social Security Number in the space provided. For joint owners, each joint owner must sign. (See Instruction 1).  The signatory hereto hereby certifies under penalties of perjury the statements in Box B, Box C and, if applicable, Box D. If the Owner is tendering less than all Units held, the number of Units tendered is set forth above. Otherwise, all Units held by the undersigned are tendered hereby.

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BOX B
SUBSTITUTE FORM W-9
(See Instruction 3 - Box B)
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The person signing this Letter of Transmittal hereby certifies the following to the Purchasers under penalties of perjury:

                  (i) The TIN set forth in the signature box on the front of this Letter of Transmittal is the correct TIN of the Unit holder, or if this box [ ] is checked, the Unit holder has applied for a TIN. If the Unit holder has applied for a TIN, a TIN has not been issued to the Unit holder, and either: (a) the Unit holder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Unit holder intends to mail or deliver an application in the near future (it being understood that if the Unit holder does not provide a TIN to the Purchasers within sixty (60) days, 31% of all reportable payments made to the Unit holder thereafter will be withheld until a TIN is provided to the Purchasers); and

                  (ii)  Unless this box [ ] is checked, the Unit holder is not subject to backup withholding either because the Unit holder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unit holder is subject to backup withholding as result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unit holder is no longer subject to backup withholding.

Note: Place an “X” in the box in (ii) if you are unable to certify that the Unit holder is not subject to backup withholding.

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BOX C
FIRPTA AFFIDAVIT
(See Instruction 3 - Box C)
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Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchasers that no withholding is required with respect to the Unit holder’s interest in the Trust, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury:
                  (i) Unless this box [ ] is checked, the Unit holder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate, or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Unit holder’s U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Unit holder’s home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is __________.

The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchasers and that any false statements contained herein could be punished by fine, imprisonment, or both.

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BOX D
SUBSTITUTE FORM W-8
(See Instruction 4 - Box D)
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By checking this box [  ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Unit holder is an “exempt foreign person” for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Unit holder:
(i)	Is a nonresident alien individual or a foreign corporation, partnership, estate, or trust;
(ii)	If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
(iii)	Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1.  Tender, Signature Requirements; Delivery. After carefully reading and completing this Letter of Transmittal, in order to tender Units a Unit holder must sign at the “X” on the bottom of the first page of this Letter of Transmittal and insert the Unit holder’s correct Taxpayer Identification Number or Social Security Number (“TIN”) in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever.  If this Letter of Transmittal is signed by the registered Unit holder of the Units, a Medallion signature guarantee on this Letter of Transmittal will be obtained for you by MPF.  If Units are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association, or trust company having an office, branch or agency in the United States (each an “Eligible Institution”), a Medallion signature guarantee is also required. In all other cases, signatures on this Letter of Transmittal must be Medallion guaranteed by an eligible institution, by completing the signature guarantee set forth in BOX A of this Letter of Transmittal, but MPF will do this for you. If any tendered Units are registered in the names of two or more joint holders, all such holders must sign this Letter of Transmittal.  If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchasers of their authority to so act. For Units to be validly tendered, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees in BOX A, and any other documents required by this Letter of Transmittal, must be received by the Depositary prior to or on the Expiration Date at its address or facsimile number set forth on the front of this Letter of Transmittal. No alternative, conditional or contingent tenders will be accepted. All tendering Unit holders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

2.  Transfer Taxes. The Purchasers will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

3.  U.S. Persons. A Unit holder who or which is a United States citizen or resident alien individual, a domestic corporation, a domestic partnership, a domestic trust, or a domestic estate (collectively “United States persons”) as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding, the Unit holder must provide to the Purchasers the Unit holder’s correct Taxpayer Identification Number or Social Security Number (“TIN”) in the space provided below the signature line and certify, under penalties of perjury, that such Unit holder is not subject to such backup withholding. The TIN that must be provided is that of the registered Unit holder indicated on the front of this Letter of Transmittal.  If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service (“IRS”), in addition to the Unit holder being subject to backup withholding. Certain Unit holders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax.  If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

Box C - FIRPTA Affidavit. To avoid potential withholding of tax pursuant to Section 1445 of the Internal Revenue Code, each Unit holder who or which is a United States Person (as defined Instruction 3 above) must certify, under penalties of perjury, the Unit holder’s TIN and address, and that the Unit holder is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

4.  Foreign Persons. In order for a Unit holder who is a foreign person (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Unit holder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person’s status by checking the box preceding such statement.  However, such person will be subject to withholding of tax under Section 1445 of the Code.

5.  Additional Copies of Offer to Purchase and Letter of Transmittal. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchasers by calling 800-854-8357.

Exhibit (a)(3)

January 11, 2007

TO:	UNITHOLDERS OF KIEWIT ROYALTY TRUST

SUBJECT:	OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the “Offer”) the Purchasers named in the attached Offer (collectively the “Purchasers”) are offering to purchase up to 2,526,686 Units of beneficial interest (the “Units”) in KIEWIT ROYALTY TRUST (the “Trust”) at a purchase price equal to:

$0.55 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in KIEWIT ROYALTY TRUST without the usual transaction costs associated with market sales or transfer fees. Reasons you may wish to sell your Units include:

•
UNCERTAINTY OF TRUST TERMINATION.  The Trustee has given no indication when the Trust will be liquidating, if ever.  The terms of the Trust Indenture provide that the Trust will continue until net revenues fall below $1,000,000 for 3 consecutive years or until unit holders vote to terminate (subject to the “Rule Against Perpetutities” savings clause which limits the term of the trust to 21 years after the death of all members of the board of directors of the predecessor to the Trust; the Purchasers believe Walter Scott, Jr. was and is a director and is still alive).  Thus, the Trust could continue for well over 21 years or until the coal mine reserves are depleted sufficiently.

•
ILLIQUIDITY OF UNITS.  The Trustee stated in response to our last offer that “There is no active trading market in the Units and the Trust is not allowed to redeem or otherwise purchase Units from Unit holders.  Accordingly, holders of Units have few, if any, opportunities to monetize their Units.” (See Schedule 14D-9 filed August 14, 2007, emphasis added).

•
NO FUTURE IRS FILING REQUIREMENTS.  The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Trust with your tax return.  This may represent a reduction in costs associated with filing complicated tax returns.  Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

•
ELIMINATION OF RETIREMENT ACCOUNT FEES.  If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account.  Because many custodians have transfer restrictions against illiquid alternative assets or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees.  Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper), a your certificate (required for transfer), and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson Fuller, LP
1640 School Street, Moraga, California 94556
Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.  This Offer expires (unless extended) February 29, 2008.

Exhibit (a)(4)

This announcement is neither an offer to buy nor a solicitation of an offer to sell Units or Shares. The Offer is being made solely by the formal Offer to Purchase forwarded to Unit holders of record and is not being made to, and tenders will not be accepted from or on behalf of, Unit holders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.  In those jurisdictions where the securities, Blue Sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchasers only by one or more registered dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH:

Up to 2,526,686 Units of Beneficial Interest of
Kiewit Royalty Trust (the “Trust”) at a price of  $0.55 per Unit by: Sutter Opportunity Fund 4, LLC; MPF Senior Note Program II, LP; MPF Senior Note Program I, LP; Mary R. Bellamy Charitable Trust No. 1; Mary R. Bellamy Charitable Trust No. 2
 (collectively the “Kiewit Purchasers”)
and
Up to 32,000 Units of Limited Partnership Interest of Kaanapali Land, LLC (“Kaanapali”) at a price of
$30 per Unit
by: SCM SPECIAL FUND, LLC; SUTTER OPPORTUNITY FUND 4, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF SPECIAL FUND 8, LLC
(collectively the “Kaanapali Purchasers”; together, the Kaanapali and Kiewit Purchasers are “Purchasers”)

The Kiewit Purchasers are offering to purchase for cash Up to 2,526,686 Units of Beneficial Interest (“Units”) of the Trust, at a price of $0.55 per Unit and the Kaanapali Purchasers are offering to purchase for cash Up to 32,000 Units of Limited Partnership Interest (“Shares”) of Kaanapali, at a price of $30 per Unit, both upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Letter of Transmittal for the offer (which together constitute the “Offer” and the “Tender Offer Documents”).

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON FEBRUARY 29, 2008, UNLESS AN OFFER IS EXTENDED.

Funding for the purchase of the Units or Shares will be provided through the Purchasers’ existing working capital.    The Offers are not made for the purpose of acquiring or influencing control of the business of the issuers.  The Offers will expire at 11:59 p.m., Pacific Time on February 29, 2008,  unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”).  The Purchasers will not provide a subsequent offering period following the Expiration Date.  If Purchasers make a material change in the terms of an Offer, or if they waive a material condition to an Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities ought or a change in any dealer’s soliciting fee.  A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to holders.  Accordingly, if prior to the Expiration Date, Purchasers increase (other than increases of not more than two percent of the outstanding Units or Shares) or decrease the number of Units or Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Unit holders, the Offer will be extended at least until the expiration of such ten business days.  For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Pacific Time.  In all cases payment for the Units or Shares purchased pursuant to the Offer will be made only after timely receipt of the Letters of Transmittal (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Letters of Transmittal.

Tenders of Units or Shares made pursuant to the Offer is irrevocable, except that Unit holders who tender their Units or Shares in response to the Offer will have the right to withdraw their tendered Units or Shares at any time prior to the Expiration Date by sending to MacKenzie Patterson Fuller, LP a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units or Shares to be withdrawn, signed by the same persons and in the same manner as the Letter of Transmittal tendering the Units or Shares to be withdrawn.  In addition, tendered Units or Shares may be withdrawn at any time on or after March 10, 2008, unless the tender has theretofore been accepted for payment as provided above.  If tendering Unit holders tender more than the number of Units or Shares that Purchasers seek to purchase pursuant to the Offer for those Units or Shares, Purchasers will take into account the number of Units or Shares so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Units or Shares tendered by each tendering Unit holder during the period during which that Offer remains open.  The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchasers at the Purchasers’ expense.  The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference.  The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Documents may be obtained by written request to Purchasers or as set forth below.  A request has been made to the Trust and Kaanapali pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Unit and Share holders for the purpose of disseminating the Offer to Unit and Share holders.  Upon compliance by the Trust  and Kaanapali with such request, the Tender Offer Documents and, if required, other relevant materials will be mailed at the Purchasers’ expense to record holders of Units or Shares, brokers, banks and similar persons whose names appear or whose nominee appears on the list of securities holders, or persons who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Units or Shares.

For Copies of the Tender Offer Documents, Call Purchasers at 1-800-854-8357, Make a Written Request Addressed to 1640 School Street, Moraga, California 94556, email to offers@mpfi.com, or visit our website at www.mpfi.com (click on MPF Tenders).

January 11, 2007